

September 21, 2010

Sally J. Rau, `General Counsel
Velti USA, Inc.
150 California Street
San Francisco, CA 94111

> **Re: Velti plc**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed on September 3, 2010**
> **File No. 333-166793**

Dear Ms. Rau:

    We have reviewed your amended filing and have the following comments. References to prior comments refer to the comments in our letter dated August 24, 2010.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1.   We note your response to prior comment 4 where you indicate that "the percentage of direct project costs associated with license revenue is immaterial." You also indicate the relationship of various costs to the various revenue lines but note your inability to separately allocate such costs among the revenue types pursuant to Rule 5-03(b)(2) of Regulation S-X. In view of the materiality of these costs and relationships to revenues, your significant accounting policies should be revised to disclose your cost allocation methodology as well as the composition and nature of third-party costs, datacenter and direct project costs, depreciation and amortization costs. Revised note disclosure should explain, as indicated in your response, how these costs relate to your revenue types as well as the basis for not allocating those costs pursuant to Rule 5-03(b)(2) of Regulation S-X. Please confirm that you will separately disclose costs of license revenues, to the extent material, in future filings.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   We note your response to prior comment 6 where you discuss additional services that are provided to software license customers. Please clarify whether these additional services

are provided only to those customers who separately purchase post-contract customer support ("PCS") or to all software license customers. For those arrangements that include a software license element only, please clarify whether the arrangements contain an implied right to PCS, such as telephone support, and if so, please tell us how you considered the guidance of ASC 985-605-25-66.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (650) 687-1106
        Edward H. Batts, Esq.
        DLA Piper LLP